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Thomas Friedmann thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 275 8389 Fax

August 2, 2021

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F. Street, N.E.

Washington, DC 20549-7010

Re:	LF Capital Acquisition Corp. II Amendment No. 1 to Draft Registration Statement on Form S-1 Filed June 22, 2021 CIK 0001851266

Dear Division of Corporate Finance:

On behalf of LF Capital Acquisition Corp. II, a Delaware corporation (the “Company”), we are filing this amended letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 15, 2021 (the “Comment Letter”) relating to the above-referenced Amendment No. 1 to Draft Registration Statement on Form S-1.

For the convenience of the Staff, the Staff’s comments are reproduced below in bold and are followed by the corresponding response of the Company. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. All page references in the responses set forth below refer to pages of the Registration Statement.

Capitalization, page 72

1.	We note that you account for your public and private warrants as equity in your Capitalization table. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the warrants. As part of your analysis, please specifically address the tender offer provision in section 4.5 of your warrant agreement filed as exhibit 4.4 and explain whether the agreement allows for the warrant holders to be entitled to cash in situations where only certain holders of the underlying shares would be entitled to cash. As part of your response, please consider providing an example of how the tender offer provision would operate if a third party wanted to do a tender offer for 51% of the Class A shares.

Division of Corporation Finance

August 2, 2021

Response:

Pursuant to Section 2.6 of the revised Warrant Agreement, the terms of the Public Warrants and the Private Warrants are the same. Accordingly, in the discussion that follows, the Company refers only to the “Warrants” collectively.

The treatment of an equity-linked financial instrument as a liability or equity instrument for financial reporting purposes is governed by Accounting Standards Codification No. 480 – Distinguishing liabilities from equity (“ASC 480”) and Accounting Standards Codification No. 815 – Derivatives and Hedging (“ASC 815”). Based upon its review of the terms of the Warrants set forth in the Warrant Agreement and certain provisions of its certificate of incorporation of the Company (the “Charter”) as well as this authoritative accounting guidance, the Company has concluded that the Warrants should not be classified as liabilities in its financial statements.

Warrants as Liabilities under ASC 480

ASC 480 sets forth detailed guidance as to whether a financial instrument should be classified as a liability. Specifically, ASC 480 considers whether a financial instrument is mandatorily redeemable (25-4), whether such instrument, by its terms, creates an obligation on the part of the issuer to repurchase its equity shares by transferring assets (25-8), and whether such instrument creates an obligation on the part of the issuer to issue a variable number of shares (25-14). We consider below the application of each of the elements of ASC 480 to the Warrants.

Mandatorily Redeemable. Under Section 25-4, a mandatorily redeemable financial instrument must be classified as a liability unless the reporting entity (in this case, the Company) is only required to redeem such instrument upon the liquidation or termination. The Warrant Agreement provides for the redemption of the outstanding Warrants under certain limited circumstances. For example, under Section 6 of the Warrant Agreement, the Company has options (but not obligations) to redeem the Warrants if the secondary market price of the common stock of the Company exceeds either $18 per share or $10 per share. In other words, the Company has two separate call options with respect to the Warrants at these price levels of its common stock. There is no provision in the Warrant Agreement which requires the Company to redeem the Warrants for cash at a defined date. Accordingly, the Warrants are not mandatorily redeemable under Section 25-4 of ASC 480.

Obligations to Repurchase Company’s Common Stock by Transferring Assets. Under Section 25-8 of ASC 480, a reporting entity such as the Company must classify a financial instrument other than an outstanding share of common stock as a liability (or as an as an asset, in some circumstances) if such financial instrument has two characteristics at inception:

1.	The financial instrument creates an obligation on the part of the issuer thereof to repurchase its equity shares, or is indexed to such an obligation; and

2.	The financial instrument requires or may require the issuer to settle the obligation by transferring assets.

Division of Corporation Finance

August 2, 2021

The Warrants do not require the Company, as issuer, to repurchase shares of common stock or other equity interests at any time when the Warrants are exercisable. Prior to the closing of a business combination by the Company, holders of Class A common stock of the Company have the right to redeem their shares for a pro rata portion of the capital held in trust. Under Section 3.2 of the Warrant Agreement, however, the Warrants only become exercisable after the Company completes a business combination. Therefore, there is never a time when holders of Warrants may exercise their Warrants for shares of common stock and then redeem such shares prior to the Company’s initial business combination. Accordingly, the warrants do not create a right of the holders thereof to “put” shares of common stock to the Company for redemption. Even if the company exercises its right to redeem the warrants, the warrantholder receives only the net value of the underlying shares after taking into account the exercise price of the warrant and the time value, as is consistent with equity accounting.

Applicability of Section 25-8 of ASC 480 to a Third Party Tender Offer. On April 9, 2021, John Coates, Acting Director of the Division of Corporation Finance, and Paul Munter, Acting Chief Accountant, issued a statement (the “Staff Accounting Statement”) on accounting for the warrants issued by special purpose acquisition companies entitled, “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”). The Staff Accounting Statement highlighted certain accounting implications of terms commonly included in warrants issued as part of the units typically offered by a SPAC in its initial public offering. In particular, the Staff Accounting Statement identified a concern regarding the treatment of warrantholders, as compared to holders of common stock of the SPAC, in connection with a hypothetical tender offer by a third party that results in such third party acquiring more than 50% but less than all of the outstanding common stock of the SPAC. Under the terms of many SPAC warrants, any such tender offer would entitle all of the SPAC’s warrantholders to “put” their warrants to the SPAC in return for cash consideration at a time when only certain common stockholders would be entitled to receive similar cash consideration for their shares. As noted above, any financial instrument which gives rise to a put right with respect to the warrants, and particularly a right to redeem the warrants ranking prior to the redemption rights of holders of common stock, could be construed to require the issuer to treat of such warrants as liabilities for financial reporting purposes.

The Company respectfully submits, however, that the Warrant Agreement and related Company documents incorporate terms that differ materially from the warrant agreements that were the subject of the Staff Accounting Statement and do not give rise to the concerns identified in that statement. For example, the Staff Accounting Statement noted that, in the event of a third party tender offer or exchange offer made to, and accepted by, holders of more than 50% of the outstanding shares of a single class of common stock, ALL holders of warrants would be eligible to receive cash from the SPAC issuer for their warrants.

This is not the case with respect to the Warrants. Pursuant to Section 4.5 of the Warrant Agreement, in the event of a third party tender offer accepted by more than 50% of the Company’s outstanding common stock, only a proportionate number of Warrants would be eligible to be redeemed for cash consideration through a parallel tender offer for the warrants. Moreover, pursuant to conditions set forth in the Warrant Agreement and the Charter, such warrant tender offer is expressly made an obligation of the third party offeror and not an obligation of the Company. Accordingly, there would be no disproportionate right of the warrantholders to receive cash in excess of the right of the common stockholders to receive cash, and there would be no obligation on the part of the Company to redeem any warrants in connection with a third-party warrant tender offer. As a result, the Warrants thereof would not create an obligation on the part of the Company to pay cash to the warrantholders in the event of a third party tender offer, nor would any warrants purchased by the third party offeror be redeemed or cancelled. The Warrant Agreement and the related Charter provisions specifically provide that the third party tender offeror has an obligation to make a proportionate tender offer for the warrants. Thereafter, any warrants acquired thereby would remain outstanding in the hands of the third party tender offeror.

Division of Corporation Finance

August 2, 2021

Obligation to Issue a Variable Number of Common Shares. Under the terms of the Warrant Agreement, (i) the Warrants are not settled by a variable amount of shares at a fixed monetary amount, (ii) the warrant settlement amount does not vary based upon a factor other than the fair value of the Company’s common equity, and (iii) the settlement amount does not vary inversely with changes in the fair value of the Company’s common stock. Therefore, the amount of common stock to be delivered upon exercise of the Warrants does not vary based upon factors other than the fair value of the underlying common stock. Because none of these criteria (i.e., mandatory redemption, repurchase obligations based upon a transfer of assets and variable share settlement) is met, the Warrants should not be considered liabilities of the Company pursuant to ASC 480.

Analysis of Warrants under Scope Exception in ASC 815-10-15-74(a)

ASC 815 sets forth the basis for determining whether an equity-linked financial instrument is indexed to its own stock. This analysis requires two steps. In Step 1, the reporting entity must evaluate the financial instrument’s contingent exercise provisions, if any. In Step 2, the reporting entity must evaluate the financial instrument’s settlement provisions. For purposes of Step 1 under ASC 815-10-15-7, the mere presence of an exercise contingency in a financial instrument does not prove conclusively that it is not indexed to the issuing entity’s own stock. To reach this conclusion, the exercise contingency in an instrument, if any, must not be based upon (i) an observable market other than the market for the issuer’s own stock (if applicable); or (ii) an observable index, other than an index calculated or measured solely by reference to the issuer’s own operations (such as sales revenue, EBITDA, net income, or total equity). So long as the terms of an issuer’s financial instrument do not preclude such instrument being considered indexed to such issuer’s own stock, then analysis of the scope provision of ASC 815-10-15-7 proceeds to Step 2, which analyzes the settlement provisions of the financial instrument.

Step 1: Exercise Contingencies. Section 3.2 of the Warrant Agreement provides that the Warrants may be exercised by the holders thereof at any time after the completion of a Business Combination. There are no other contingencies that must be met to allow warrantholders to exercise the Warrants. Thus, the sole exercise contingency, namely the occurrence of a Business Combination, is not based upon an observable market or observable index. Therefore, this exercise contingency does not fail the Step 1 test.

The Warrants are also subject to two early redemption provisions in the Warrant Agreement. In Section 6.1 of the Warrant Agreement, the Company may redeem the Warrants at any time during the Exercise Period (as defined therein) at a price of $.01 per warrant; provided that the last reported sales price of the common stock of the Company equals or exceeds $18.00 per share for any twenty (20) trading days within a thirty (30) trading-day period. Under the second redemption provision, which is set forth in Section 6.2 of the Warrant Agreement, the Company may redeem the Warrants at any time during the Exercise Period at a price of $.10 per Warrant; provided that the last reported sales price of the Company’s common stock equals or exceeds $10.00 per share for any twenty (20) trading days within a thirty (30) trading-day period. Because these redemption options are contingent on the market price of the Company’s common stock, these contingent redemption features of the Warrants do not fail Step 1 regarding exercise contingencies under ASC 815-40-15-7. Therefore, these provisions do not preclude the Warrants from being considered indexed to the Company’s own stock.

Step 2: Settlement Provisions. Under Step 2 of ASC 815-40-15-7, an instrument is considered indexed to an issuer’s own stock if the settlement amount with respect to the warrants equals the difference between the fair value of a fixed number of shares and a fixed monetary amount of debt. An instrument is considered indexed to an issuer’s own stock if any adjustments to the settlement amount are standard inputs to the fair value of a “fixed-for-fixed” option or forward purchase contract on equity shares. If, however, the strike price or amount of shares under such contract can be adjusted by extraneous factors to the pricing of a fixed-for-fixed option or forward purchase contract on equity shares, then the instrument would not be considered indexed to the issuer’s own stock.

Division of Corporation Finance

August 2, 2021

The redemption option set forth under Section 6.2 of the Warrant Agreement must be analyzed under Step 2 because the settlement terms with respect to the Warrants may be adjusted when such redemption option is exercised on a “cashless” basis, as permitted under Section 6.2 of the Warrant Agreement. If the Warrants are exercised into shares of the Company’s common stock during the Exercise Period, then the warrantholders will physically settle the Warrants. However, the warrantholders also have a choice to “net share settle” their Warrants upon a redemption event pursuant to Section 6.2 of the Warrant Agreement. In addition, net share settlement is available to holders of Warrants if, at the time of exercise, there is no effective registration statement with respect to the Warrants to facilitate an exercise of the Warrants pursuant to Sections 3.3.1 and 7.4 of the Warrant Agreement.

Under Section 6.2 of the Warrant Agreement, net share delivery is calculated in accordance with a specified table in the Warrant Agreement that incorporates the Redemption Date and Redemption Fair Market Value. Upon exercise, each Warrant will receive a specified number of shares as provided in such table. For this purpose, Redemption Date Fair Market Value is defined as the volume-weighted average trading price (“VWAP”) during a ten (10) day trading period. All of the inputs in the net share delivery calculation are permissible inputs in the fair value model of a “fixed-for-fixed” option contract. The share numbers set forth in the table are designed to compensate warrantholders for the lost time value of the option embedded in the Warrant upon an early exercise or settlement of such Warrant. As a result, net share delivery in accordance with the values in the table would result in the warrantholder receiving a monetary amount upon settlement that is (1) not less than the intrinsic value of the Warrants on an early settlement date and (2) not more than the fair value of the Warrants on an early settlement date. Therefore, in accordance with ASC 815-40-15-7, the inputs identified in the specified table in the Warrant Agreement do not preclude the Warrants from being considered indexed to the Company’s own stock. In addition, ASC 815-40-55-38 states that an average daily market price within a defined period is considered a permissible pricing input in a fixed-for-fixed forward or option contract on equity shares.

Under Section 7.4 of the Warrant Agreement, net share delivery incorporates inputs that include the number of shares purchasable, the exercise price, and the fair value of the Company’s common stock. Fair market value is defined as the VWAP during a 10-day trading period. All inputs in the net share deliver calculation are permissible inputs in the fair value model of a fixed-for-fixed option contract. Therefore, pursuant to ASC 815-40-15-07, the inputs identified above do not prelude the Warrants from being considered indexed to the Company’s own stock. As noted above, ASC 815-40-55-38 indicates that an average daily market price within a defined period is considered a permissible pricing input in a fixed-for-fixed option or forward purchase contract on equity shares.

General

2.	We note your revised disclosure on the cover and throughout that, if you have not completed an initial business combination within 24 months from the closing of this offering, unless extended as provided (the “prescribed time frame”), you will redeem 100% of the public shares for cash. Please revise to clarify how this period of time may be extended and quantify the limit to any such extension, as applicable.

Response: The following language regarding the extension of the prescribed time frame will be included in the amended Form S-1.

If the Company fails to complete the initial business combination within 24 months from the closing of the offering, the Company may consummate an initial business combination as a result of an amendment to the amended and restated certificate of incorporation (an “Extension Period”).

Division of Corporation Finance

August 2, 2021

The Company’s amended and restated certificate of incorporation provides that it will have only 24 months from the closing of this offering to complete its initial business combination or during any Extension Period. If the Company is unable to complete its initial business combination within such 24-month period or during any Extension Period, the Company will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to the Company to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of its remaining stockholders and its board of directors, liquidate and dissolve, subject, in each case, to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the warrants, which will expire worthless if the Company fails to complete its initial business combination within the allotted time frame.

The Company’s initial stockholders have entered into agreements with it, pursuant to which they have waived their rights to liquidating distributions from the trust account with respect to their founder shares if the Company fails to complete its initial business combination within 24 months from the closing of this offering or during any Extension Period. However, if the Company’s initial stockholders or management team acquire public shares in or after this offering, they will be entitled to liquidating distributions from the trust account with respect to such public shares if the Company fails to complete its initial business combination within the allotted time frame.

If the Company’s stockholders approve an amendment to its amended and restated certificate of incorporation to modify the substance or timing of its obligation to allow redemption in connection with its initial business combination or to redeem 100% of its public shares if the Company does not complete its initial business combination within 24 months from the closing of this offering, or with respect to any other provisions relating to stockholders’ rights or pre-initial business combination activity, the Company will provide its public stockholders with the opportunity to redeem all or a portion of their Class A common stock upon such approval at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to the Company to pay its taxes, divided by the number of then outstanding public shares, subject to the limitations described herein

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Division of Corporation Finance

August 2, 2021

If you have any questions, please do not hesitate to contact the undersigned at (617) 728-7120.

Very truly yours,

/s/ Thomas J. Friedmann
Thomas J. Friedmann

Enclosure

cc:	Scott Reed (LF Capital Acquisition Corp. II) Elias Farhat (LF Capital Acquisition Corp. II) Jonathan Ko, Esq. (Paul Hastings LLP) Frank Lopez, Esq. (Paul Hastings LLP)